ATTORNEYS AT LAW

March 31, 2020 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction Washington, D.C. 20549 Attention: Ruari Regan

Michael J. FitzGerald*

Eoin L. Kreditor*

Eric P. Francisconi

Lynne Bolduc

George Vausher, LLM, CPA‡

Eric D. Dean

John C. Clough

David M. Lawrence

Natalie N. FitzGerald

Jodi M. Wirth

Brook John Changala

Josephine Rachelle Aranda

John M. Marston†

Deborah M. Rosenthal†

Maria M. Rullo†

Larry S. Zeman†

Re:	Harbor Custom Development, Inc.
Draft Registration Statement on Form S-1
Submitted January 27, 2020
CIK No. 0001784567

Dear Mr. Regan:

We have received your comment letter dated February 21, 2020 (the “Comment Letter”) regarding the Draft Registration Statement on Form S-1 filed on January 27, 2020 (the “Registration Statement”) on behalf of Harbor Custom Development, Inc. (the “Company”). We have prepared the following responses describing the general action(s) taken in the Registration Statement on Form S-1 (the “Amendment”) regarding each comment in the Comment Letter. The following numbers are coordinated to the comment numbers in the Comment Letter.

Summary Financial Data

Other Financial Data, page 6

1. Staff Comment: We note your discussion of EBITDA margin and adjusted EBITDA margin, which appear to be non-GAAP presentations. Please explain to us what these measures represent, how they are calculated and how your disclosure provides all of the information required by Item 10(e) of Regulation S-K. Additionally, please revise to reflect the measures consistently throughout the document.

Response: We have restated our financial statements for the year ended December 31, 2018, and have included in this Amendment our financial statements for the year ended December 31, 2019. All references to adjusted EBITDA have been removed.

Capitalization, page 42

2. Staff Comment: Please revise your disclosure to clarify that the amounts shown in the capitalization table are presented in thousands of dollars.

Response: The table has been revised to state that it is “Presented in Thousands of Dollars”

2 Park Plaza, Suite 850 ˖ Irvine, CA 92614 | Tel: 949-788-8900 ˖ Fax: 949-788-8980 ˖ www.fyklaw.com

*Professional Corporation ˖ †Of Counsel ˖ ‡Certified Specialist in Estate Planning, Trust & Probate Law, and in Taxation Law, State Bar of California

March 31, 2020 Page 2 of 8

Dilution, page 43

3. Staff Comment: Please tell us how you calculated net tangible book value of negative $4,160,900 as of September 30, 2019.

Response: The financial statements for the third quarter ended September 30, 2019 are no longer required to be presented in this Amendment. This Amendment includes updated financial statements, to include the financial statements for the year ended December 31, 2019. In response to the comment, an incorrect calculation was used in the third quarter financial statements. The correct calculation is total assets of $32,213,800 less intangible assets of $171,600 (deferred tax asset) or $32,042,20.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

4. Staff Comment: Please expand your discussion of your results of operations to address the reasons for the increases in your revenues and cost of sales for each period presented.

Response: The Revenues section has been amended to include a discussion regarding the increase in revenues from 2018 to 2019, which was due to our sales in 2018 being from smaller developments with fewer units. We were focused on building the infrastructure on two residential subdivisions, including: (i) Settler’s Field, a 51 unit subdivision, which was not completed in 2018 and thus there were no sales; and (ii) Valley View Estates, a 49 lot subdivision, which was completed in and had one sale in the fourth quarter of 2018. In 2019, 42 units were sold in both of the Settler’s Field and Valley View Estates projects, as well as the sale of 61 finished lots to a national builder.

The Cost of Sales section was also amended to include a discussion of the decrease in gross margins from 2019, which was a result of Settler’s Field and Valley View Estates, our two principal subdivisions, generating slightly lower margins than the few homes that were sold in 2018. Each project has margins unique to the subdivision based on the cost of the land, development cost, and product type sold.

5. Staff Comment: Please expand your discussion of your material indebtedness to describe the material terms of such indebtedness including material financial covenants. We note the risk factor on page 30.

Response: A discussion of material indebtedness was included to disclose that, as of December 31, 2019, we had real estate loans (excluding debt discount) of $24,474,000, equipment loans of $3,476,800 and finance leases of $520,700. As of December 31, 2018, we had real estate loans of $18,828,500, equipment loans of $997,400 and finance leases of $705,600. The increase is due to construction loans on new lots under development and purchasing more construction equipment to increase our capacity to develop lots as quickly as possible. All construction loans are secured by related property and equipment loans by the related equipment. See footnotes 6 and 7 to the Audited Financial Statements for terms and interest rates.

2 Park Plaza, Suite 850 ˖ Irvine, CA 92614 | Tel: 949-788-8900 ˖ Fax: 949-788-8980 ˖ www.fyklaw.com

*Professional Corporation ˖ †Of Counsel ˖ ‡Certified Specialist in Estate Planning, Trust & Probate Law, and in Taxation Law, State Bar of California

March 31, 2020 Page 3 of 8

Gross Margin, page 50

6. Staff Comment: We note from your disclosure on page 51 that your gross margin percentage was 3.35% and 6.01% for the nine months ended September 30, 2019 and for the nine months ended September 30, 2018, respectively, excluding interest on cost of sales. These gross margin percentages do not agree with the percentages as presented in the adjusted homebuilding gross margin table. Please revise or explain this discrepancy.

Response: We have updated our financial statements in this Amendment and have included the numbers from our financial statements for the year ended December 31, 2018 and December 31, 2019. There is no more discrepancy.

7. Staff Comment: Please expand discussion to include adjusted homebuilding gross margin for all the financial statement periods presented in the filing.

Response: We have restated our financial statements for the year ended December 31, 2018, and have included in this Amendment our financial statements for the year ended December 31, 2019. There are no more references to adjusted homebuilding gross margin; this has been changed to “EBITDA margin.”

Revenues for Real Estate and Construction Materials, page 62

8. Staff Comment: Please expand your presentation to include revenues from contracts with customers by product category for all financial statement periods presented in the filing.

Response: We have restated our financial statements for the year ended December 31, 2018, and have included in this Amendment our financial statements for the year ended December 31, 2019. Revenues from contracts with customers by product category are in all financial statement periods presented in the filing.

Our Business, page 67

9. Staff Comment: Please describe clearly your infrastructure development activities for subdivisions including the use of your $4,000,000 in heavy equipment.

Response: We have amended the “Our Business” section to disclose that we now have over $5,000,000 in heavy equipment, allowing us to create a diverse range of residential communities and improved lots in a cost-effective manner. The heavy equipment is used for land clearing; public and private road improvements; installation of wet utilities such as sewer, water, and storm sewer lines; and construction of dry utility lines for power, gas, phone, and cable service providers.

2 Park Plaza, Suite 850 ˖ Irvine, CA 92614 | Tel: 949-788-8900 ˖ Fax: 949-788-8980 ˖ www.fyklaw.com

*Professional Corporation ˖ †Of Counsel ˖ ‡Certified Specialist in Estate Planning, Trust & Probate Law, and in Taxation Law, State Bar of California

March 31, 2020 Page 4 of 8

10. Staff Comment: We note the references in this section to owning and controlling five Western Washington residential communities. We also note the communities referenced in the cover artwork. Please describe each of your material properties clearly including the nature of your ownership.

Response: We have revised the Registration Statement to include descriptions of the five communities referenced in the artwork, including the four currently owned residential communities that are noted based in Kitsap County: Valley View Estates a 49 lot subdivision; Settler’s Field, a 51 lot subdivision; Port Washington Park, a 36 lot subdivision; Soundview Estates, a 240 lot subdivision; and one community located in Pierce County: Saylor View Estates, a 10 lot subdivision. All four residential communities in Kitsap County, Washington are 100% owned by us, and we have a 51% ownership interest in Saylor View Estates.

11. Staff Comment: It appears you sell finished lots and finished homes. Please clarify the proportion of your business that involves home construction versus sales of finished and unfinished lots, including the number of homes and the number of lots you have historically sold per year. Clarify how the houses are built and by whom. To the extent you use subcontractors in construction please describe your relationships with such subcontractors.

Response: We have included an additional section in the “Our Business” section of the Registration Statement to describe our Home and Finished Lot Sales from 2017 through 2019, and how the houses are built by utilizing subcontractors. We sold three homes in 2017, four homes in 2018, and had no finished lot sales in either year. In 2019, we sold 45 homes and 61 finished lots. The 61 finished lots represented 24% of our 2019 revenue. We are a general contractor and supervise the construction of our homes utilizing subcontractors. Our subcontractors are licensed and bonded and are paid for their completed work by the tenth day of the month for their invoices submitted by the 25th day of the previous month.

Materials, page 76

12. Staff Comment: Please describe your material supply arrangements, including your relationships with your principal suppliers.

Response: The Registration Statement has been updated to include additional details about our material suppliers. Our material suppliers are sub-contractors that are licensed, bonded, and insured. Each sub-contractor provides a bid for the work required and is awarded a contract based on price, reputation, and ability to meet our time frames. Our material suppliers provide us credit terms for materials used in the construction of our homes. Our suppliers credit terms range from a 30 to 60-day payment cycle following their delivery or installation of a product or service.

2 Park Plaza, Suite 850 ˖ Irvine, CA 92614 | Tel: 949-788-8900 ˖ Fax: 949-788-8980 ˖ www.fyklaw.com

*Professional Corporation ˖ †Of Counsel ˖ ‡Certified Specialist in Estate Planning, Trust & Probate Law, and in Taxation Law, State Bar of California

March 31, 2020 Page 5 of 8

Executive Compensation, page 84

13. Staff Comment: Please disclose all compensation earned by executives in each fiscal year, including the portions of the salaries not taken by them. Also, clarify whether the amounts not taken remain outstanding, are loans to the company or otherwise constitute ongoing obligations of the company. We also note your statement that the Summary Compensation Table reflects compensation “to be paid to our named executive officers for fiscal year 2019.” Given that the fiscal year 2019 is complete, please revise to clarify that the Summary Compensation Table reflects the compensation paid for the fiscal year 2019.

Response: We have revised our Summary Compensation Table to reflect the compensation paid for the fiscal years 2018 and 2019. We have also amended the table to specify that that Sterling Griffin only took a portion of his salary, the remaining balance of which was waived, and any outstanding balance is not an ongoing obligation of the Company. Anita Fritz was hired later in 2019, where her actual pay was $75,326, and her annual salary is $85,000.

Certain Relationships and Related Party Transactions, page 89

14. Staff Comment: We note in Footnote 14 to the financial statements for the Years Ended December 31, 2018 and 2017, that the company transferred land and a mining bond to an investment company owned by the majority shareholder of the company in 2019. We also note that the company entered into a construction loan with Olympic Views, LLC of which the majority shareholder owns a 50% interest and 50% owned by another shareholder on April 19, 2019. Please revise to include the disclosure required by Item 404 of Regulation S-K regarding these transactions including the identity of the majority shareholder or advise us why the disclosure is not required.

Response: The Certain Relationships and Related Party Transactions section has been amended to include (i) the construction loan with Olympic Views, LLC, and (ii) the land and related mining bond with a book value of $495,000, and the details related thereto. Further, the description is revised to include the disclosure that Sterling Griffin, our CEO, is the majority shareholder referenced in the aforementioned transactions.

Notes to Consolidated financial statements

1. Nature of Operations and Summary of Significant Accounting Policies, page F-6

15. Staff Comment: Please revise and expand your principles of consolidation disclosure to clarify the consolidation policy that is being followed as required by ASC 810-10-50-1.

Response: We have restated our financial statements for the year ended December 31, 2018 and have included in this Amendment our financial statements for the year ended December 31, 2019. The footnote has been revised to meet ASC 810-10-50-1.

2 Park Plaza, Suite 850 ˖ Irvine, CA 92614 | Tel: 949-788-8900 ˖ Fax: 949-788-8980 ˖ www.fyklaw.com

*Professional Corporation ˖ †Of Counsel ˖ ‡Certified Specialist in Estate Planning, Trust & Probate Law, and in Taxation Law, State Bar of California

March 31, 2020 Page 6 of 8

14. Subsequent Events, page F-21

16. Staff Comment: We note that you disclose real estate revenues through the year ending December 31, 2019 as a subsequent event and is repeated in your notes to your interim financial statements on page F-42. Please remove this disclosure or explain to us why this disclosure is appropriate and cite the applicable guidance in your response.

Response: We have restated our financial statements for the year ended December 31, 2018, and have included in this Amendment our financial statements for the year ended December 31, 2019. The Subsequent Events section in our financial statements no longer includes a disclosure of real estate revenues through the year ending December 31, 2019.

11. Leases, page F-38

17. Staff Comment: We note from your table on page F-39 that net lease costs for operating leases is allocated to amortization of asset and interest on lease liabilities. Please tell us how this allocation is consistent with the guidance in ASC 842-20-25-6(a), which states that a lessee recognizes a single lease cost for an operating lease on a straight-line basis.

Response: The footnote in our financial statements has been revised to correct this issue as follows:

In February 2016, the FASB issued ASU 2016-02 “Leases” (Topic 842) which amended guidance for lease arrangements to increase transparency and comparability by providing additional information to users of financial statements regarding an entity’s leasing activities. Subsequent to the issuance of Topic 842, the FASB clarified the guidance through several ASUs; hereinafter the collection of lease guidance is referred to as ASC 842. The revised guidance seeks to achieve this objective by requiring reporting entities to recognize lease assets and lease liabilities on the balance sheet for substantially all lease arrangements.

On January 1, 2019, we adopted ASC 842 using the modified retrospective approach and recognized a right of use (“ROU”) asset and liability in the condensed consolidated balance sheet in the amount of $474,200 related to the operating lease for office and warehouse space. Results for the year ended December 31, 2019 are presented under ASC 842, while prior period amounts were not adjusted and continue to be reported in accordance with the legacy accounting guidance under ASC Topic 840, Leases.

As part of the adoption we elected the practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to:

2 Park Plaza, Suite 850 ˖ Irvine, CA 92614 | Tel: 949-788-8900 ˖ Fax: 949-788-8980 ˖ www.fyklaw.com

*Professional Corporation ˖ †Of Counsel ˖ ‡Certified Specialist in Estate Planning, Trust & Probate Law, and in Taxation Law, State Bar of California

March 31, 2020 Page 7 of 8

1. Not separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component.

2. Not to apply the recognition requirements in ASC 842 to short-term leases.

3. Not record a right of use asset or right of use liability for leases with an asset or liability balance that would be considered immaterial.

Refer to Note 12. Leases in our financial statements for additional disclosures required by ASC 842.

12. Income Tax, page F-41

18. Staff Comment: We note that you have not recorded a valuation allowance against your deferred tax asset despite recording net losses for the year ended December 31, 2018 and through nine months ended September 30, 2019. Please explain to us the basis for your conclusion that a valuation allowance is not necessary. Your response should include discussion of both the positive and negative evidence you considered that support your conclusion. Reference is made to ASC 740-10-30-23.

Response: We have restated our financial statements for the year ended December 31, 2018, and have included in this Amendment our financial statements for the year ended December 31, 2019, as follows:

Management assesses whether a valuation allowance should be established based on our determination of whether it is more-likely-than-not that some portion or all of the deferred tax assets would not be realized. At December 31, 2019, management determined that it was more-likely-than-not that the Company’s deferred tax assets would be realized. Accordingly, at December 31, 2019, no valuation allowances were recorded against the Company’s federal or state deferred tax asset.

In response to the comment, the evidence used in the above determination was the actual NOL on our corporate tax return for 2019. The ability to use the NOL was established by calculation of future year sales and net income. This is based on Real Estate inventory on hand which will have the following activity for 2020: 91 homes which are under contract to sell, 104 develop lot that are under contract to sell to a national builder; and a permitted site for a 240-unit apartment building complex which is currently on the market to sell. Based on these facts, management believes that all the NOL will be used.

19. Staff Comment: Please revise your disclosure to disclose the amounts and expiration dates of your net operating loss carryforwards for tax purposes. Reference is made to ASC 740-10-50-3a.

Response: Footnote 13 to the audited financial statements includes the following disclosure: On December 22, 2018, the “Tax Cuts and Jobs Act” (TCJA) was signed into law which significantly reformed the Internal Revenue Code of 1986, as amended. The TCJA reduces the corporate tax rate to 21% beginning January 1, 2018. Note the TCJA changed net operating loss deductions to indefinite carryforward but limits the use to 80% of future years’ net income

2 Park Plaza, Suite 850 ˖ Irvine, CA 92614 | Tel: 949-788-8900 ˖ Fax: 949-788-8980 ˖ www.fyklaw.com

*Professional Corporation ˖ †Of Counsel ˖ ‡Certified Specialist in Estate Planning, Trust & Probate Law, and in Taxation Law, State Bar of California

March 31, 2020 Page 8 of 8

Part II

Recent Sales of Unregistered Securities, page 113

20. Staff Comment: Please revise to indicate the aggregate amount of consideration received by the company for each of the noted transactions. See Item 701 of Regulation S-K.

Response: We have revised the section of Recent Sales of Unregistered Securities indicating the stock price of $0.18 per share, and provided the calculations for the aggregate amount of consideration for each of the noted transactions.

Undertakings, page 114

21. Staff Comment: Please provide the undertakings as required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

Response: We have included the additional undertakings under Item 17, as required by Item 512(a)(5)(ii) and Item 512(a)(6).

We have amended the Registration Statement to reflect these responses to the Comment Letter, as well as to include updated financial information.

Thank you for your continued review of the Registration Statement. Please let us know if you have any further comments.

Very truly yours,

/s/ Lynne Bolduc
Lynne Bolduc, Esq.

2 Park Plaza, Suite 850 ˖ Irvine, CA 92614 | Tel: 949-788-8900 ˖ Fax: 949-788-8980 ˖ www.fyklaw.com

*Professional Corporation ˖ †Of Counsel ˖ ‡Certified Specialist in Estate Planning, Trust & Probate Law, and in Taxation Law, State Bar of California